

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via E-mail
Mr. Liron Carmel
Chief Executive Officer and Director
Zaxis International Inc.
42 Ben Zvi Street
Ramat Gan, Israel

      Re: Zaxis International Inc.
               Preliminary Information Statement on Schedule 14C
               Filed January 15, 2015
               File No. 0-15746

Dear Mr. Carmel:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Board of Directors and Majority Consenting Stockholders have ratified an amendment to your certificate of incorporation in order to increase the number of authorized shares of your common stock available for issuance. We also note your disclosure that, on December 30, 2014, you entered into a Memorandum of Understanding with Emerald Medical Applications Ltd., which contemplates that, subject to execution of a definitive agreement, you will enter into a reverse merger with Emerald Medical Applications. We further note your statement that, following the proposed increase in authorized common shares, you will be able to issue such shares for certain business purposes, including but not limited to "the reverse merger and related transactions." If the amendments to your certificate of incorporation are being made in connection with your obligations under such MOU, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the reverse merger, including the disclosure under Item 14 of Schedule 14A. See Note A

to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement. If the proposed increase in authorized shares is not in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction, please so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Liz Walsh, Staff Attorney, at 202.551.3696, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara Ransom
Assistant Director

cc: Richard Rubin